UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: February 28, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES 4Q23 NET PROFIT OF $46.4 MILLION, OR $1.27 PER SHARE, REACHING AN ANNUAL NET PROFIT OF $166.2 MILLION, OR $4.55 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 22, 2024
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Fourth Quarter (“4Q23”) and Full-year (“FY23”) ended December 31, 2023.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	4Q23	3Q23	4Q22	2023	2022
Key Income Statement Highlights
Net Interest Income ("NII")	$65.6	$60.5	$49.4	$233.2	$148.0
Fees and commissions, net	$10.1	$11.1	$5.3	$32.5	$19.8
Gain (loss) on financial instruments, net	$1.9	$0.0	$(1.6)	$0.0	$(1.4)
Total revenues	$77.8	$71.8	$53.2	$266.1	$166.7
Provision for credit losses	$(10.0)	$(6.5)	$(5.8)	$(27.5)	$(19.5)
Operating expenses	$(21.4)	$(19.5)	$(16.4)	$(72.5)	$(55.1)
Profit for the period	$46.4	$45.8	$31.0	$166.2	$92.0
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.27	$1.25	$0.85	$4.55	$2.54
Return on Average Equity (“ROE”) (2)	15.5%	15.9%	11.6%	14.7%	8.9%
Return on Average Assets (ROA) (3)	1.8%	1.8%	1.3%	1.7%	1.0%
Net Interest Margin ("NIM") (4)	2.62%	2.48%	2.11%	2.49%	1.71%
Net Interest Spread ("NIS") (5)	1.92%	1.83%	1.63%	1.84%	1.39%
Efficiency Ratio (6)	27.6%	27.2%	30.8%	27.2%	33.1%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$9,532	$9,244	$8,726	$9,532	$8,726
Commercial Portfolio (8)	$8,521	$8,244	$7,706	$8,521	$7,706
Investment Portfolio	$1,011	$1,000	$1,020	$1,011	$1,020
Total assets	$10,744	$10,095	$9,284	$10,744	$9,284
Total equity	$1,204	$1,161	$1,069	$1,204	$1,069
Market capitalization (9)	$904	$775	$588	$904	$588
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.4%	15.4%	15.3%	15.4%	15.3%
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.6%	13.2%	13.6%	13.2%
Total assets / Total equity (times)	8.9	8.7	8.7	8.9	8.7
Liquid Assets / Total Assets (12)	18.6%	15.3%	13.7%	18.6%	13.7%
Credit-impaired loans to Loan Portfolio (13)	0.1%	0.1%	0.4%	0.1%	0.4%
Impaired credits (14) to Credit Portfolio	0.1%	0.1%	0.4%	0.1%	0.4%
Total allowance for losses to Credit Portfolio (15)	0.7%	0.6%	0.8%	0.7%	0.8%
Total allowance for losses to Impaired credits (times) (15)	6.5	5.6	1.9	6.5	1.9

2

4Q23 & FY23 FINANCIAL & BUSINESS HIGHLIGHTS
•Sustained increase in Profitability, with Net Profit of $46.4 million in 4Q23 (+50% YoY), resulting in an annual record level of $166.2 million in FY23 (+81% YoY), fostered by higher total revenues on the Bank’s successful strategy execution and favorable market conditions.
•Annualized Return on Equity (“ROE”) stood at 15.5% in 4Q23 (+388 bps YoY) and 14.7% in FY23 (+573 bps YoY), on the back of record recurrent operating results.
•Record level Net Interest Income (“NII”), increasing for eleventh consecutive quarter at $65.6 million in 4Q23 (+33% YoY), reaching $233.2 million (+58% YoY) in FY23, driven by higher average volumes and rates. Net Interest Margin (“NIM”) expanded to 2.62% in 4Q23 (+51 bps YoY) and to 2.49% in FY23 (+78 bps YoY).
•Fee income totaled $10.1 million for 4Q23 (+91% YoY), boosting fee income to record levels of $32.5 million (+64% YoY) in FY23, deriving from higher loan syndication fee activity and solid commissions from the letter of credit business.
•Efficiency Ratio stood at 27.6% in 4Q23 and 27.2% in FY23, as higher total revenues overcompensated increases in operating expenses (+31% YoY in 4Q23; +32% YoY in FY23) mostly related to the Bank’s strategy and focus on strengthening its execution capabilities.
•All-time high Credit Portfolio at $9,532 million as of December 31, 2023 (+9% YoY).
◦Commercial Portfolio EoP balances also reached a new record level of $8,521 million at the end of 4Q23 (+11% YoY), as new client onboarding and sustained cross-selling efforts delivered strong business volumes.
◦Investment Portfolio relatively stable at $1,011 million, mostly consisting of investment-grade securities held at amortized cost, further enhancing credit-risk exposure diversification.
•Healthy asset quality. Most of the credit portfolio (96%) is classified as low risk or Stage 1. At the end of 4Q23, impaired credits (Stage 3) remained unchanged at $10 million or 0.1% of total Credit Portfolio, with a reserve coverage of 6.5x.
•Record deposits level in 4Q23, reaching $4,408 million (+38% YoY), coupled with ample and constant access to interbank and debt capital markets, denotes the Bank’s sound and diversified funding structure.
•Liquidity position at $1,999 million, or 19% of total assets as of December 31, 2023, mostly consisting of cash and due from banks placed with the Federal Reserve Bank of New York (94%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.4% and 13.6%, respectively, enhanced by the Bank’s earning generation and risk appetite.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “2023 was an extraordinary year for Bladex. Simply put, no matter which KPI you look at, last year was, without any doubt, the best in our Bank´s history.

Our credit book grew 9% year-on-year. Today, our $9.5-billion-dollar Credit Portfolio is not only a record high but, more importantly, it is as diversified and healthy and well provisioned as it has ever been, with NPLs close to zero. Deposits rose 38% year-on-year to over $4 billion for the first time ever.

On the profitability front, I am pleased to report that Net Interest Income amounted to $233 million, which represents a 58% increase year-on- year. Also, our focus on fee income yielded remarkable results, with an increase of 64% from 2022, reaching the record level of $32.5 million.

Net income for the year soared 81% to a historic record high of $166 million for the year. All this is the result of the implementation and well-crafted strategy designed to capture the full potential of the Bank. We are definitely poised for continued success in 2024.”

3

RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost (or the “Loan Portfolio”), amounted to $7,196 million at the end of 4Q23, increasing 4% QoQ and 6% YoY. Additionally, contingencies and acceptances amounted to $1,325 million at the end of 4Q23, a 1% decrease compared to the previous quarter and a 41% increase compared to a year ago, as new client onboarding and product cross-selling continued driving strong business volumes.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $8,521 million at the end of 4Q23, increasing 3% from $8,244 million in the prior quarter and increasing 11% YoY from $7,706 million a year ago. In addition, the average Commercial Portfolio balance increased to $8,487 million in 4Q23 (+2% QoQ and +7% YoY) and $8,047 million in FY23 (+8% YoY).

4

As of December 31, 2023, 69% of the Commercial Portfolio was scheduled to mature within a year, unchanged from the previous quarter and a 3 pp decrease compared to a year ago. Trade finance transactions accounted for 66% of the Bank’s short-term origination, unchanged from 66% in the previous quarter and up from 60% a year ago.

Weighted average lending rates increased to 8.74% in 4Q23 (+31 bps QoQ; +247 bps YoY) and 8.19% in FY23 (+386 bps YoY), mostly reflecting higher lending spreads and increased market-based interest rates.

5

Bladex’s maintains well-diversified exposures across countries and industries. As of December 31, 2023, 41% of the Commercial Portfolio was geographically distributed in investment grade countries, unchanged from the preceding quarter and down 3 pp compared to 44% in 4Q22. Brazil at 13%, represents the largest country-risk exposure, followed by Colombia at 12%, Mexico at 11%, and Guatemala, Dominican Republic and Peru, each at 9% of the total Commercial Portfolio. Top-rated countries outside of Latin America, which relates to transactions carried out in the Region, represented 7% of the portfolio at the end of 4Q23.

Exposure to the Bank’s traditional client base comprising financial institutions represented 38% of the total, while sovereign and state-owned corporations accounted for another 16%. Exposure to corporates accounted for the reminder 46% of the Commercial Portfolio, comprised of top tier clients well diversified across sectors, with most industries representing 6% or less of the total Commercial Portfolio, except for certain sectors such as Oil & Gas (Downstream) at 8%, Food and Beverage, Electric Power and Oil & Gas (Integrated), each at 7% of the Commercial Portfolio at the end of 4Q23.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

Commercial Portfolio by Industry

8,521
38%
8%
7%
7%
7%
6%
4%
3%
3%
3%
3%
2%
2%
2%
1%
1%
1%
2%

Financial Institutions	38%
Oil and Gas (Downstream)	8%
Food and Beverage	7%
Electric Power	7%
Oil and Gas (Integrated)	7%
Metal Manufacturing	6%
Mining	4%
Other Manufacturing Industries	3%
Retail Trade	3%
Telecommunications	3%
Other Services	3%
Plastics and Packaging	2%
Oil and Gas (Upstream)	2%
Grains and Oilseeds	2%
Petrochemical	1%
Wholesalers	1%
Sovereign	1%
Other Industries <1%	2%

6

(US$ million)	4Q23	3Q23	4Q22	QoQ (%)	YoY (%)	2023	2022	YoY (%)
Commercial Business Segment:
Net interest income	$58.0	$52.4	$43.5	11%	33%	$203.7	$133.4	53%
Other income	10.7	11.4	5.5	-6%	94%	33.8	20.8	62%
Total revenues	68.7	63.8	49.0	8%	40%	237.5	154.2	54%
Provision for credit losses	(10.0)	(6.5)	(2.2)	-54%	-364%	(26.8)	(13.4)	-100%
Operating expenses	(17.1)	(16.1)	(12.9)	-6%	-33%	(57.3)	(43.2)	-33%
Profit for the segment	$41.6	$41.2	$33.9	1%	23%	$153.4	$97.6	57%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Commercial Segment Profit increased to $41.6 million in 4Q23 (+1% QoQ and +23% YoY) and to $153.4 million in FY23 (+57% YoY). The Commercial Segment quarterly and yearly increases were mostly driven by higher NII stemming from increased average lending volumes and the sustained margin expansion, along with strong fee income generation from the letters of credit and loan syndication businesses. These increases offset higher operating expenses, mainly personnel costs and other expenses related to the Bank’s strategy implementation, as well as higher provision requirements mostly associated to Commercial Portfolio’s growth and to certain credits classified as Stage 2.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,999 million as of December 31, 2023, compared to $1,545 million as of September 30, 2023, and $1,269 million as of December 31, 2022, denote the Bank’s proactive and prudent liquidity management approach, which follows Basel methodology’s liquidity coverage ratio. At the end of those periods, liquidity balances to total assets represented 19%, 15% and 14%, respectively, while the liquidity balances to total deposits ratio was 45%, 37% and 40%, respectively. As of December 31, 2023, $1,884 million, or 94% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”).

7

Investment Portfolio

The Investment Portfolio, aimed to further diversify credit-risk exposures and complement the Bank’s Commercial Portfolio, stood at $1,011 million at the end of 4Q23, up 1% from the previous quarter and down 1% from a year ago. 81% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of December 31, 2023, total funding amounted to $9,070 million, a 7% increase compared to $8,454 million a quarter ago, and a 15% increase compared to $7,908 million a year ago.

Deposit balances once again reached new record levels at $4,408 million at the end of 4Q23 (+5% QoQ and +38% YoY), as a result of the Bank’s cross-selling strategy and heightening its Yankee CD program over $1 billion, complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 39% of total deposits at the end of 4Q23. As of December 31, 2023, deposits represented 49% of total funding sources, compared to 50% in the previous quarter and 40% a year ago.

8

Funding through short- and medium-term borrowings and debt, net totaled $4,352 million at the end of 4Q23, representing a 7% increase compared to the previous quarter and a 1% decrease compared to a year ago, while funding through securities sold under repurchase agreements (“Repos”) resulted in $310 million at the end of 4Q23 (+59% QoQ; +3% YoY).

Weighted average funding costs resulted in 5.73% in 4Q23 (+19 bps QoQ; +184 bps YoY) and 5.30% in FY23 (+291 bps YoY), denoting the increasing market-based rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	4Q23	3Q23	4Q22	QoQ (%)	YoY (%)	2023	2022	YoY (%)
Treasury Business Segment:
Net interest income	$7.5	$8.1	$6.0	-7%	27%	$29.4	$14.7	101%
Other income (expense)	1.6	(0.2)	(1.7)	1057%	189%	(0.9)	(2.1)	60%
Total revenues	9.1	8.0	4.2	14%	116%	28.6	12.5	128%
Reversal of (provision for) credit losses	0.1	0.0	(3.6)	300%	102%	(0.7)	(6.1)	89%
Operating expenses	(4.3)	(3.5)	(3.5)	-26%	-24%	(15.2)	(12.0)	-27%
Profit (loss) for the segment	$4.8	$4.5	$(2.9)	6%	267%	$12.7	$(5.6)	328%
The Treasury Business Segment recorded a $4.8 million profit for 4Q23 (+6% QoQ; +267% YoY) and a $12.7 million profit for FY23 (+328% YoY). The Treasury’s net profits quarterly, and yearly increases mainly resulted from increased NII stemming from higher average liquidity and investment balances and the positive effect of increasing market-based rates.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	4Q23	3Q23	4Q22	QoQ (%)	YoY (%)	2023	2022	YoY (%)
Net Interest Income
Interest income	$193.9	$182.4	$130.9	6%	48%	$679.3	$332.6	104%
Interest expense	(128.4)	(121.9)	(81.5)	5%	58%	(446.1)	(184.6)	142%
Net Interest Income ("NII")	$65.6	$60.5	$49.4	8%	33%	$233.2	$148.0	58%

Net Interest Spread ("NIS")	1.92%	1.83%	1.63%	5%	18%	1.84%	1.39%	33%

Net Interest Margin ("NIM")	2.62%	2.48%	2.11%	6%	24%	2.49%	1.71%	46%

9

NII reached record breaking levels both during the quarter and at year-end, increasing 8% QoQ and 33% YoY to $65.6 million in 4Q23 and 58% YoY to $233.2 million in FY23. These improvements resulted from higher Net Interest Spread at 1.92% in 4Q23 (+9 bps QoQ; +29 bps YoY) and 1.84% in FY23 (+45 bps YoY) and Net Interest Margin expansion to 2.62% in 4Q23 (+14 bps QoQ; +51 bps YoY) and to 2.49% in FY23 (+78 bps YoY). During the year, greater margins benefited from the continued enhancement of lending spreads, increased asset rates improving the return of equity funding such assets, and higher market base-rate differential between assets and liabilities, a reflection of the Bank’s short-term asset sensitive interest rate gap in an increasing interest rate environment. NII expansion also benefited from higher average interest-earning assets volumes (+2% QoQ and +7% YoY in 4Q23; +8% YoY in FY23), partly offset by increased average interest-bearing liability balances.

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business, loan structuring and syndication activities, loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	4Q23	3Q23	4Q22	QoQ (%)	YoY (%)	2023	2022	YoY (%)
Letters of credit fees	5.7	6.2	3.7	-7%	55%	20.8	14.0	49%
Loan syndication fees	3.5	2.7	1.3	28%	161%	7.4	4.9	51%
Other commissions, net	0.9	2.2	0.3	-61%	239%	4.2	0.8	410%
Fees and Commissions, net	$10.1	$11.1	$5.3	-9%	91%	$32.5	$19.8	64%
Fees and Commissions, net, resulted in $10.1 million in 4Q23 (-9% QoQ; +91% YoY), as the Bank experienced improved activity in its transaction-based structuring and syndications business, coupled with strong results in the Bank’s letters of credit business. During 2023, the positive trend from the letter of credit business (+49% YoY), along with higher loan syndication fees activity (+51% YoY), resulted in a 64% increase YoY in fees to $32.5 million.

10

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Allowance for loan losses
Balance at beginning of the period	$49.9	$42.7	$59.3	$55.2	$55.1	$55.2	$41.5
Provisions (reversals)	$9.5	$7.2	$4.5	$4.1	$0.9	$25.4	$13.5
Recoveries (write-offs)	$0.0	$0.0	$(21.1)	$0.0	$(0.8)	$(21.1)	$0.2
End of period balance	$59.4	$49.9	$42.7	$59.3	$55.2	$59.4	$55.2

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$4.5	$5.3	$3.5	$3.6	$2.4	$3.6	$3.8
Provisions (reversals)	$0.5	$(0.7)	$1.8	$(0.2)	$1.2	$1.4	$(0.2)
End of period balance	$5.1	$4.5	$5.3	$3.5	$3.6	$5.1	$3.6

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.7	$2.3	$9.7	$8.0	$4.4	$8.0	$1.8
Provisions (reversals)	$(0.1)	$0.0	$(1.7)	$2.4	$3.6	$0.7	$6.2
Recoveries (write-offs)	$0.0	$(0.5)	$(5.8)	$(0.7)	$0.0	$(7.0)	$0.0
End of period balance	$1.6	$1.7	$2.3	$9.7	$8.0	$1.6	$8.0

Total allowance for losses	$66.1	$56.2	$50.2	$72.4	$66.8	$66.1	$66.8

Total allowance for losses to Credit Portfolio	0.7%	0.6%	0.6%	0.8%	0.8%	0.7%	0.8%
Credit-impaired loans to Loan Portfolio	0.1%	0.1%	0.1%	0.5%	0.4%	0.1%	0.4%
Impaired Credits to Credit Portfolio	0.1%	0.1%	0.1%	0.4%	0.4%	0.1%	0.4%
Total allowance for losses to credit-impaired loans (times)	6.5	5.6	5.0	2.1	1.9	6.5	1.9

Stage 1 Exposure (low risk) to Total Credit Portfolio	96%	97%	98%	98%	98%	96%	98%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	4%	3%	2%	2%	2%	4%	2%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%	0%	0%

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As of December 31, 2023, the total allowance for credit losses stood at $66.1 million, representing a coverage ratio of 0.7% for the Credit Portfolio, compared to $56.2 million, or 0.6%, at the end of 3Q23, and $66.8 million, or 0.8%, at the end of 4Q22. The $10.0 million quarterly increase in total allowance for losses was mostly related to the growth of the Bank’s Credit Portfolio (+3% QoQ) and certain credits with increased risk since origination transferred to Stage 2 as defined by IFRS 9.

Impaired credits (Stage 3) remained unchanged at $10 million, or 0.1% of total Credit Portfolio, as of December 31, 2023, with ample reserve coverage, as total allowance for credit losses to impaired credits expanded to 6.5 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 96% of total credits, while Stage 2 credits represented 4% of the total credits.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	4Q23	3Q23	4Q22	QoQ (%)	YoY (%)	2023	2022	YoY (%)
Operating expenses
Salaries and other employee expenses	13.5	14.2	9.8	-5%	37%	47.2	34.2	38%
Depreciation of equipment, improvements to leased property and investment property	0.6	0.6	0.5	4%	14%	2.3	2.2	6%
Amortization of intangible assets	0.2	0.2	0.2	1%	31%	0.8	0.6	45%
Other expenses	7.2	4.6	5.9	57%	21%	22.2	18.2	22%
Total Operating Expenses	$21.4	$19.5	$16.4	10%	31%	$72.5	$55.1	32%
Efficiency Ratio	27.6%	27.2%	30.8%			27.2%	33.1%
Operating expenses totaled $21.4 million in 4Q23 (+10% QoQ; +31% YoY) and $72.5 million in FY23 (+32 YoY). The quarterly increase was mostly associated to the ramp-up of projects related to strategy execution, while yearly increases were mostly attributable to higher personnel expenses aligned to the Bank’s focus on strengthening its execution capabilities, and higher performance-based variable compensation driven by the Bank’s strategy execution and strong operating results.

The Efficiency Ratio stood at 27.6% in 4Q23, nearly unchanged from the previous quarter and compared to 30.8% a year ago, on the back of higher total revenue levels (+8% QoQ and +46% YoY), which continue to overcompensate for the increases in operating expenses. The Efficiency Ratio for the FY23 improved to 27.2%, compared to 33.1% a year ago, as the 60% increase in total revenues more than overcompensated the 32% increase in operating expenses during the year.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Dec-23	30-Sep-23	31-Dec-22	QoQ (%)	YoY (%)
Total equity	$1,204	$1,161	$1,069	4%	13%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	15.4%	15.4%	15.3%	0%	1%
Risk-Weighted Assets (Basel III – IRB)(10)	$7,806	$7,529	$6,996	4%	12%
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.6%	13.2%	0%	3%
Risk-Weighted Assets (Regulatory) (11)	$8,898	$8,603	$8,118	3%	10%
Total assets / Total equity (times)	8.9	8.7	8.7	3%	3%
Shares outstanding (in thousand)	36,540	36,540	36,325	0%	1%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.5 million common shares outstanding as of December 31, 2023. At the same date, the total assets to total equity ratio stood at 8.9 times, and the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.4%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 13.6% as of December 31, 2023, well above the regulatory minimum of 8%. Under this banking regulatory methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.50 per share corresponding to 4Q23. The cash dividend will be paid on March 19, 2024, to shareholders registered as of March 4, 2024.
•$50 million Common Stock Repurchase Plan: The Bank’s Board of Directors (the “Board”) has authorized a repurchase program of up to $50 million of the Bank’s common stock over time. The repurchase plan is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.
•Ratings updates: On November 28, 2023, Moody’s Investors Service affirmed all Bladex’s ratings, including the “Baa2” long-term foreign currency deposit rating and “Prime-2” short-term foreign currency deposit rating, and changed the outlook on Bladex’s long-term foreign currency ratings to stable from negative.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.

13

(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

14

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Friday, February 23, 2024 at 10:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

15

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2023	September 30, 2023	December 31, 2022	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$2,047,452	$1,644,996	$1,241,586	$402,456	24%	$805,866	65%

Securities, net	$1,022,131	$1,009,858	$1,023,632	$12,273	1	(1,501)	0

Loans, net	$7,220,520	$6,928,262	$6,760,434	$292,258	4	460,086	7

Customers' liabilities under acceptances	$261,428	$265,981	$163,345	$(4,553)	(2)	98,083	60
Derivative financial instruments - assets	$157,267	$107,818	$68,159	$49,449	46	89,108	131
Equipment and leasehold improvements, net	$16,794	$16,810	$17,282	$(16)	0	(488)	(3)
Intangibles, net	$2,605	$2,465	$2,104	$140	6	501	24
Other assets	$15,595	$118,400	$7,368	$(102,805)	(87)	8,227	112

Total assets	$10,743,792	$10,094,590	$9,283,910	$649,202	6%	$1,459,882	16%

Liabilities

Demand deposits	$510,195	$528,659	$233,757	$(18,464)	(3)%	$276,438	118%
Time deposits	$3,897,954	$3,678,258	$2,956,959	$219,696	6	940,995	32
	$4,408,149	$4,206,917	$3,190,716	$201,232	5	1,217,433	38
Interest payable	$42,876	$34,278	$14,670	$8,598	25	28,206	192
Total deposits	$4,451,025	$4,241,195	$3,205,386	$209,830	5	1,245,639	39

Securities sold under repurchase agreements	310,197	195,620	300,498	114,577	59	9,699	3
Borrowings and debt, net	4,351,988	4,051,416	4,416,511	300,572	7	(64,523)	(1)
Interest payable	49,217	54,259	47,878	(5,042)	(9)	1,339	3

Lease Liabilities	16,707	16,489	16,745	218	1	(38)	0
Acceptance outstanding	261,428	265,981	163,345	(4,553)	(2)	98,083	60
Derivative financial instruments - liabilities	40,613	71,025	33,761	(30,412)	(43)	6,852	20
Allowance for loan commitments and financial guarantee contract losses	5,059	4,542	3,628	517	11	1,431	39
Other liabilities	53,734	33,086	26,811	20,648	62	26,923	100

Total liabilities	$9,539,968	$8,933,613	$8,214,563	$606,355	7%	$1,325,405	16%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(110,174)	(110,174)	(114,097)	—	0	3,923	3
Additional paid-in capital in excess of value assigned of common stock	122,046	120,942	120,498	1,104	1	1548	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	673,281	636,031	543,612	37,250	6	129,669	24
Other comprehensive income (loss)	7,462	2,969	8,125	4,493	151	(663)	(8)

Total equity	$1,203,824	$1,160,977	$1,069,347	$42,847	4%	$134,477	13%

Total liabilities and equity	$10,743,792	$10,094,590	$9,283,910	$649,202	6%	$1,459,882	16%

16

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2023	September 30, 2023	December 31, 2022	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$193,946	$182,433	$130,898	$11,513	6%	$63,048	48%
Interest expense	(128,381)	(121,893)	(81,465)	(6,488)	(5)	(46,916)	(58)

Net Interest Income	65,565	60,540	49,433	5,025	8	16,132	33

Other income (expense):
Fees and commissions, net	10,091	11,109	5,294	(1,018)	(9)	4,797	91
Gain (loss) on financial instruments, net	1,866	22	(1,573)	1,844	(8,382)	3,439	219
Other income, net	265	106	31	159	150	234	755
Total other income, net	12,222	11,237	3,752	985	9	8,470	226

Total revenues	77,787	71,777	53,185	6,010	8	24,602	46

Provision for credit losses	(9,953)	(6,488)	(5,753)	(3,465)	(53)	(4,200)	(73)

Operating expenses:
Salaries and other employee expenses	(13,450)	(14,183)	(9,802)	733	5	(3,648)	(37)
Depreciation of equipment, improvements to leased property and investment property	(602)	(578)	(528)	(24)	(4)	(74)	(14)
Amortization of intangible assets	(220)	(217)	(168)	(3)	(1)	(52)	(31)
Other expenses	(7,177)	(4,558)	(5,909)	(2,619)	(57)	(1,268)	(21)
Total operating expenses	(21,449)	(19,536)	(16,407)	(1,913)	(10)	(5,042)	(31)

Profit for the period	$46,385	$45,753	$31,025	$632	1%	$15,360	50%

PER COMMON SHARE DATA:
Basic earnings per share	$1.27	$1.25	$0.85
Diluted earnings per share	$1.27	$1.25	$0.85
Book value (period average)	$32.49	$31.27	$29.16
Book value (period end)	$32.95	$31.77	$29.44

Weighted average basic shares	36,540	36,531	36,325
Weighted average diluted shares	36,540	36,531	36,325
Basic shares period end	36,540	36,540	36,325

PERFORMANCE RATIOS:
Return on average assets	1.8%	1.8%	1.3%
Return on average equity	15.5%	15.9%	11.6%
Net interest margin	2.62%	2.48%	2.11%
Net interest spread	1.92%	1.83%	1.63%
Efficiency Ratio	27.6%	27.2%	30.8%
Operating expenses to total average assets	0.82%	0.76%	0.68%

17

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2023	December 31, 2022	CHANGE	%
Net Interest Income:
Interest income	$679,260	$332,621	$346,639	104%
Interest expense	(446,077)	(184,610)	(261,467)	(142)

Net Interest Income	233,183	148,011	85,172	58

Other income (expense):
Fees and commissions, net	32,519	19,791	12,728	64
Loss on financial instruments, net	(45)	(1,410)	1,365	(97)
Other income, net	462	280	182	65
Total other income, net	32,936	18,661	14,275	76

Total revenues	266,119	166,672	99,447	60

Provision for credit losses	(27,463)	(19,521)	(7,942)	(41)

Operating expenses:
Salaries and other employee expenses	(47,232)	(34,219)	(13,013)	(38)
Depreciation of equipment, improvements to leased property and investment property	(2,280)	(2,154)	(126)	(6)
Amortization of intangible assets	(814)	(561)	(253)	(45)
Other expenses	(22,172)	(18,177)	(3,995)	(22)
Total operating expenses	(72,498)	(55,111)	(17,387)	(32)

Profit for the period	$166,158	$92,040	$74,118	81%

PER COMMON SHARE DATA:
Basic earnings per share	$4.55	$2.54
Diluted earnings per share	$4.55	$2.54
Book value (period average)	$31.03	$28.33
Book value (period end)	$32.95	$29.44

Weighted average basic shares	36,481	36,304
Weighted average diluted shares	36,481	36,304
Basic shares period end	36,540	36,325

PERFORMANCE RATIOS:
Return on average assets	1.7%	1.0%
Return on average equity	14.7%	8.9%
Net interest margin	2.49%	1.71%
Net interest spread	1.84%	1.39%
Efficiency Ratio	27.2%	33.1%
Operating expenses to total average assets	0.74%	0.62%

18

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2023			September 30, 2023			December 31, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,764,236	$24,048	5.33%	$1,732,581	$23,173	5.23%	$1,198,448	$11,162	3.64%
Securities at fair value through OCI	1,269	14	4.28	—	—	0.00	79,096	73	0.36
Securities at amortized cost (1)	998,550	10,059	3.94	998,909	9,391	3.68	950,308	6,581	2.71
Loans, net of unearned interest	7,153,306	159,825	8.74	6,957,972	149,869	8.43	7,057,102	113,082	6.27

TOTAL INTEREST EARNING ASSETS	$9,917,361	$193,946	7.65%	$9,689,461	$182,433	7.37%	$9,284,954	$130,898	5.52%

Allowance for loan losses	(50,741)			(43,680)			(57,142)
Non interest earning assets	555,027			557,148			288,901

TOTAL ASSETS	$10,421,647			$10,202,930			$9,516,714

INTEREST BEARING LIABILITIES
Deposits	4,498,987	$65,701	5.71%	4,285,655	$60,740	5.55%	$3,577,918	$33,556	3.67%
Securities sold under repurchase agreements	195,391	$1,820	3.64	289,054	$2,847	3.85	$322,004	$2,054	2.50
Short-term borrowings and debt	1,512,561	$25,541	6.61	1,584,362	$25,298	6.25	$2,130,622	$20,583	3.78
Long-term borrowings and debt, net (2)	2,563,419	35,319	5.39	2,455,147	33,008	5.26	2,168,575	25,272	4.56

TOTAL INTEREST BEARING LIABILITIES	$8,770,358	$128,381	5.73%	$8,614,217	$121,893	5.54%	$8,199,119	$81,465	3.89%

Non interest bearing liabilities and other liabilities	$464,273			$446,340			$258,409

TOTAL LIABILITIES	9,234,631			9,060,557			8,457,528

EQUITY	1,187,016			1,142,372			1,059,185

TOTAL LIABILITIES AND EQUITY	$10,421,647			$10,202,930			$9,516,714

NET INTEREST SPREAD			1.92%			1.83%			1.63%

NET INTEREST INCOME AND NET INTEREST MARGIN		$65,565	2.62%		$60,540	2.48%		$49,433	2.11%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2023			December 31, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,584,068	$80,622	5.02%	$1,033,518	$18,836	1.80%
Securities at fair value through OCI	20,070	72	0.35	137,054	386	0.28
Securities at amortized cost (1)	953,679	32,354	3.35	901,678	23,614	2.58
Loans, net of unearned interest	6,816,381	566,212	8.19	6,605,855	289,785	4.33

TOTAL INTEREST EARNING ASSETS	$9,374,198	$679,260	7.15%	$8,678,104	$332,621	3.78%

Allowance for loan losses	(50,726)			(50,937)
Non interest earning assets	497,819			273,397

TOTAL ASSETS	$9,821,292			$8,900,564

INTEREST BEARING LIABILITIES
Deposits	$4,018,590	$217,042	5.33%	$3,353,220	$66,044	1.94%
Securities sold under repurchase agreements	272,589	$9,232	3.34	385,510	$7,340	1.88
Short-term borrowings and debt	1,620,826	$94,200	5.73	1,826,033	$40,745	2.20
Long-term borrowings and debt, net (2)	2,382,882	125,603	5.20	2,052,302	70,481	3.39

TOTAL INTEREST BEARING LIABILITIES	$8,294,887	$446,077	5.30%	$7,617,066	$184,610	2.39%

Non interest bearing liabilities and other liabilities	$394,484			$254,850

TOTAL LIABILITIES	8,689,371			7,871,916

EQUITY	1,131,921			1,028,649

TOTAL LIABILITIES AND EQUITY	$9,821,292			$8,900,564

NET INTEREST SPREAD			1.84%			1.39%

NET INTEREST INCOME AND NET INTEREST MARGIN		$233,183	2.49%		$148,011	1.71%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	YEAR ENDED	FOR THE THREE MONTHS ENDED					YEAR ENDED
	DEC 31/23	DEC 31/23	SEP 30/23	JUN 30/23	MAR 31/23	DEC 31/22	DEC 31/22
Net Interest Income:
Interest income	$679,260	$193,946	$182,433	$159,502	$143,379	$130,898	$332,621
Interest expense	(446,077)	(128,381)	(121,893)	(105,044)	(90,759)	(81,465)	(184,610)
Net Interest Income	233,183	65,565	60,540	54,458	52,620	49,433	148,011

Other income (expense):
Fees and commissions, net	32,519	10,091	11,109	6,507	4,812	5,294	19,791
(Loss) gain on financial instruments, net	(45)	1,866	22	(3,637)	1,704	(1,573)	(1,410)
Other income, net	462	265	106	52	39	31	280
Total other income, net	32,936	12,222	11,237	2,922	6,555	3,752	18,661

Total revenues	266,119	77,787	71,777	57,380	59,175	53,185	166,672

Provision for credit losses	(27,463)	(9,953)	(6,488)	(4,691)	(6,331)	(5,753)	(19,521)
Total operating expenses	(72,498)	(21,449)	(19,536)	(15,623)	(15,890)	(16,407)	(55,111)

Profit for the period	$166,158	$46,385	$45,753	$37,066	$36,954	$31,025	$92,040

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$4.55	$1.27	$1.25	$1.02	$1.02	$0.85	$2.54

PERFORMANCE RATIOS
Return on average assets	1.7%	1.8%	1.8%	1.6%	1.6%	1.3%	1.0%
Return on average equity	14.7%	15.5%	15.9%	13.4%	13.7%	11.6%	8.9%
Net interest margin	2.49%	2.62%	2.48%	2.42%	2.41%	2.11%	1.71%
Net interest spread	1.84%	1.92%	1.83%	1.79%	1.82%	1.63%	1.39%
Efficiency Ratio	27.2%	27.6%	27.2%	27.2%	26.9%	30.8%	33.1%
Operating expenses to total average assets	0.74%	0.82%	0.76%	0.66%	0.70%	0.68%	0.62%

21

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/23	DEC 31/22	DEC 31/23	SEP 30/23	DEC 31/22
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$203,748	$133,354	$58,022	$52,401	$43,477
Other income	33,792	20,809	10,672	11,399	5,494
Total revenues	237,540	154,163	68,694	63,800	48,971
Provision for credit losses	(26,785)	(13,376)	(10,025)	(6,506)	(2,160)
Operating expenses	(57,324)	(43,156)	(17,110)	(16,081)	(12,893)

Profit for the segment	$153,431	$97,631	$41,559	$41,213	$33,918

Segment assets	7,498,230	6,940,335	7,498,230	7,210,518	6,940,335

TREASURY BUSINESS SEGMENT:

Net interest income	$29,435	$14,657	$7,543	$8,139	$5,956
Other (expense) income	(856)	(2,148)	1,550	(162)	(1,742)
Total revenues	28,579	12,509	9,093	7,977	4,214
(Provision for) reversal of credit losses	(678)	(6,145)	72	18	(3,593)
Operating expenses	(15,174)	(11,955)	(4,339)	(3,455)	(3,514)

Profit (loss) for the segment	$12,727	$(5,591)	$4,826	$4,540	$(2,893)

Segment assets	3,231,534	2,336,958	3,231,534	2,767,831	2,336,958

TOTAL:

Net interest income	$233,183	$148,011	$65,565	$60,540	$49,433
Other income	32,936	18,661	12,222	11,237	3,752
Total revenues	266,119	166,672	77,787	71,777	53,185
Provision for credit losses	(27,463)	(19,521)	(9,953)	(6,488)	(5,753)
Operating expenses	(72,498)	(55,111)	(21,449)	(19,536)	(16,407)
Profit for the period	$166,158	$92,040	$46,385	$45,753	$31,025
Total segment assets	10,729,764	9,277,293	10,729,764	9,978,349	9,277,293
Unallocated assets	14,028	6,617	14,028	116,241	6,617
Total assets	10,743,792	9,283,910	10,743,792	10,094,590	9,283,910

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EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2023		September 30, 2023		December 31, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$52	1	$52	1	$56	1	$—	$(4)
BOLIVIA	4	0	5	0	4	0	(1)	—
BRAZIL	1,124	12	1,069	12	1,105	13	55	19
CHILE	550	6	582	6	575	7	(32)	(25)
COLOMBIA	1,030	11	1,101	12	811	9	(71)	219
COSTA RICA	345	4	319	3	327	4	26	18
DOMINICAN REPUBLIC	800	8	762	8	612	7	38	188
ECUADOR	450	5	488	5	416	5	(38)	34
EL SALVADOR	83	1	57	1	30	0	26	53
GUATEMALA	804	8	756	8	813	9	48	(9)
HONDURAS	223	2	156	2	180	2	67	43
JAMAICA	102	1	76	1	14	0	26	88
MEXICO	984	10	1,023	11	993	11	(39)	(9)
PANAMA	438	5	402	4	582	7	36	(144)
PARAGUAY	187	2	138	1	155	2	49	32
PERU	791	8	810	9	655	8	(19)	136
TRINIDAD & TOBAGO	133	1	144	2	129	1	(11)	4
UNITED STATES OF AMERICA	614	6	602	7	559	6	12	55
URUGUAY	113	1	27	0	35	0	86	78
MULTILATERAL ORGANIZATIONS	12	0	0	0	35	0	12	(23)
OTHER NON-LATAM (1)	693	7	675	7	640	7	18	53

TOTAL CREDIT PORTFOLIO (2)	$9,532	100%	$9,244	100%	$8,726	100%	$288	$806

UNEARNED INTEREST AND DEFERRED FEES	(25)		(21)		(17)		(4)	(8)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$9,507		$9,223		$8,709		$284	$798

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

23

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2023		September 30, 2023		December 31, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$52	1	$52	1	$56	1	$—	$(4)
BOLIVIA	4	0	5	0	4	0	(1)	—
BRAZIL	1,093	13	1,033	13	1,035	13	60	58
CHILE	471	6	491	6	462	6	(20)	9
COLOMBIA	1,006	12	1,067	13	757	10	(61)	249
COSTA RICA	337	4	311	4	317	4	26	20
DOMINICAN REPUBLIC	795	9	757	9	607	8	38	188
ECUADOR	450	5	488	6	416	5	(38)	34
EL SALVADOR	83	1	57	1	30	0	26	53
GUATEMALA	804	9	756	9	813	11	48	(9)
HONDURAS	223	3	156	2	180	2	67	43
JAMAICA	102	1	76	1	14	0	26	88
MEXICO	922	11	951	12	892	12	(29)	30
PANAMA	404	5	368	5	553	7	36	(149)
PARAGUAY	187	2	138	2	155	2	49	32
PERU	760	9	779	9	594	8	(19)	166
TRINIDAD & TOBAGO	133	2	144	2	129	2	(11)	4
URUGUAY	113	1	27	0	35	0	86	78
OTHER NON-LATAM (1)	582	7	588	7	657	9	(6)	(75)

TOTAL COMMERCIAL PORTFOLIO (2)	$8,521	100%	$8,244	100%	$7,706	100%	$277	$815

UNEARNED INTEREST AND DEFERRED FEES	(25)		(21)		(17)		(4)	(8)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,496		$8,223		$7,689		$273	$807

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of December 31, 2023, Other Non-Latam was comprised of United States of America ($74 million), Canada ($47 million), European countries ($281 million) and Asian countries ($180 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

24

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2023		September 30, 2023		December 31, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$31	3	$36	4	$70	7	$(5)	$(39)
CHILE	79	8	91	9	113	11	(12)	(34)
COLOMBIA	24	2	34	3	54	5	(10)	(30)
COSTA RICA	8	1	8	1	10	1	0	(2)
DOMINICAN REPUBLIC	5	1	5	0	5	0	0	0
MEXICO	62	6	72	7	101	10	(10)	(39)
PANAMA	34	3	34	3	29	3	0	5
PERU	31	3	31	3	61	6	0	(30)
UNITED STATES OF AMERICA	540	53	513	51	502	49	27	38
MULTILATERAL ORGANIZATIONS	12	1	0	0	35	3	12	(23)
OTHER NON-LATAM (1)	185	19	176	18	40	4	9	145

TOTAL INVESTMENT PORTFOLIO (2)	$1,011	100%	$1,000	100%	$1,020	100%	$11	$(9)

(1)Risk in highly rated countries outside the Region. As of December 31, 2023, Other Non-Latam was comprised of Canada ($39 million), European countries ($96 million) and Asian countries ($50 million).
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

25

EXHIBIT XI
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	2023	2022	4Q23	3Q23	4Q22	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$15	$8	$0	$15	$0	$7	$(15)	$0
BOLIVIA	39	78	0	0	75	(39)	0	(75)
BRAZIL	1,473	1,643	281	266	333	(170)	15	(52)
CHILE	944	957	318	145	220	(13)	173	98
COLOMBIA	1,190	1,463	220	331	296	(273)	(111)	(76)
COSTA RICA	448	339	161	95	67	109	66	94
DOMINICAN REPUBLIC	1,236	1,316	365	321	415	(80)	44	(50)
ECUADOR	231	159	31	47	23	72	(16)	8
EL SALVADOR	75	117	38	12	0	(42)	26	38
GUATEMALA	1,089	1,058	297	293	306	31	4	(9)
HONDURAS	217	324	98	0	34	(107)	98	64
JAMAICA	499	476	187	99	100	23	88	87
MEXICO	2,344	2,297	957	399	510	47	558	447
PANAMA	584	671	220	59	314	(87)	161	(94)
PARAGUAY	434	396	136	111	83	38	25	53
PERU	1,190	1,131	405	322	350	59	83	55
TRINIDAD & TOBAGO	378	191	83	92	21	187	(9)	62
UNITED STATES	2,026	516	172	681	404	1,510	(509)	(232)
URUGUAY	250	361	40	48	3	(111)	(8)	37
OTHER NON-LATAM (1)	722	1,054	121	149	322	(332)	(28)	(201)

TOTAL LOAN DISBURSED (2)	$15,384	$14,555	$4,130	$3,485	$3,876	$829	$645	$254

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

26

Bladex

BLX
LISTED
NYSE

4Q23

Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

AVP investor Relations
dcano@bladex.com
+5076282-5856

27